UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __ )

Natural Gas Services Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

63886Q109
(CUSIP Number)

David A. Thayer, Esq. Jones & Keller, P.C. 1675 Broadway, 26th Floor Denver, Colorado 80202
(303) 573-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63886Q109

1	NAMES OF REPORTING PERSONS: Stephen C. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): PF and OO – Services provided by Reporting Person as Issuer’s Chief Executive Officer
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 681,118
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 681,118
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 681,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.00
14	TYPE OF REPORTING PERSON (See Instructions): IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Natural Gas Services Group, Inc., a Colorado corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 404 Veterans Airpark Lane, Suite 300, Midland, Texas 79705.

Item 2. Identity and Background.

(a)    This Schedule 13D is being filed by Stephen C. Taylor (the “Reporting Person”).

(b)     The principal business address of the Reporting Person is 404 Veterans Airpark Lane, Suite 300, Midland, Texas 79705.

(c)    The Reporting Person is the Chairman, Chief Executive Officer and President of the Company. The Company’s principal executive offices are located at 404 Veterans Airpark Lane,Suite 300, Midland, Texas 79705. The principal business of the Company is a U.S.-based provider of compression equipment to the oil and gas industry.

(d)    The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On April 2, 2021, the Reporting Person received 109,212 shares of Common Stock in the Company pursuant to an annual compensatory restricted stock award granted by the Compensation Committee of the Company (amended from a grant date of March 18, 2021). With the exception of a nominal number of shares purchased in the open market over a decade ago, all other shares of Common Stock reported herein were purchased with personal funds by the Reporting Person pursuant to the exercise of compensatory stock option awards or grant of restricted stock/unit awards in connection with the Reporting Person’s services as the Company’s President and Chief Executive Officer. The Reporting Person has continuously been employed as the Company’s President and Chief Executive Officer since January 2005. The restricted stock award vests in one-third annual increments beginning on the first anniversary of the grant date, subject to accelerated vesting under certain circumstances. Thus, to the extent the Reporting Person fails to meet any vesting requirements, the shares subject to such failed vesting will be forfeited to the Company.

Item 4. Purpose of Transaction.

With the exception of a nominal number of shares purchased in the open market over a decade ago, the Reporting Person acquired all of the shares of Common Stock reported herein as partial compensation for serving as President and Chief Executive Officer of the Company. The Reporting Person intends to review his investment in the Company from time to time and, depending on market conditions and other factors that the Reporting Person may deem material in making his investment decision, the Reporting Person may make purchases or sales of Common Stock in open market or private transactions, sell all or any portion of the Common Stock the Reporting Person has or subsequently acquires in open market or private transactions, or take other steps to increase or decrease his investment in the Company. The Reporting Person may be awarded restricted stock awards, restricted stock units or other equity awards or rights to acquire securities of the Company in connection with his continued service as an executive officer of the Company. In connection with the grant and vesting of the Reporting Person’s compensatory equity awards, shares of Common Stock included as part of the award or other shares of Common Stock owned by the Reporting Company may be disposed of in connection with the payment of federal withholding taxes due to the Internal Revenue Service in connection the grant or vesting of such equity awards.

The Reporting Person is the Chairman, Chief Executive Officer, President and serves as a member of the Board of Directors of the Company. In such capacity, the Reporting Person may, from time to time, discuss or make plans or proposals to the Issuer’s management or other members of the Issuer’s Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D which are reproduced below. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D include (a) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)    Immediately following the grant of the restricted stock award referenced in Item 4 above, the Reporting Person may be deemed to beneficially own, in the aggregate, 681,118 shares of Common Stock of the Company, of which 229,988 shares continue to be subject to forfeiture if certain time vesting requirements are not met by the Reporting Person. The 681,118 shares beneficially owned include Restricted Stock Units totaling 3,138 shares which vest within 60 days of the date of this Schedule 13D.

(b)    The Reporting Person currently has sole voting and dispositive power over the 677,980 shares of Common Stock of the Issuer reported herein, and will have sole voting and dispositive power over the 3,138 shares of Common Stock of the Issuer that are issuable within 60 days of the date of this Schedule 13D upon the vesting of outstanding Restricted Stock Units (3,138 of these RSU’s vested on April 28, 2021 (see subparagraph (e) below.))

(c )     On March 15, 2021, 18,916 shares of Common Stock subject to a restricted stock award vested and in connection therewith, 7,620 shares of that award were withheld and returned to the Company in connection with the payment by the Reporting Person of tax withholding obligations triggered by the vesting of the award. In addition, as of the same date, 9,317 outstanding restricted stock units held by the Reporting Person vested and in connection therewith, 9,317 shares were issued to the Company’s Non-Qualified Deferred Compensation Plan and are indirectly beneficially owned by the Reporting Person under that plan. Except for the foregoing the Reporting Person has not effected any transaction in the shares of Common Stock during the past 60 days.

On March 29, 2021, 32,919 shares of Common Stock subject to a restricted stock award vested and in connection therewith, 12,954 shares of that award were withheld and returned to the Company in connection with the payment by the Reporting Person of tax withholding obligations triggered by the vesting of the award. In addition, as of the same date, 10,973 outstanding restricted stock units held by the Reporting Person vested and in connection therewith and 10,973 shares were issued to the Company’s Non-Qualified Deferred Compensation Plan and are indirectly beneficially owned by the Reporting Person under that plan pursuant to a Rabbi Trust.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person and the Issuer are parties to standard restricted stock/unit agreements granted to the Reporting Person under the Company’s 2019 Equity Incentive Plan. The annual awards vest in one-third annual increments beginning on the first anniversary of the grant date, subject to accelerated vesting under certain circumstances.

In addition, the Reporting Person and the Issuer are a party to an Amended and Restated Employment Agreement dated April 27, 2015 (the “Employment Agreement”). Among other customary employment terms, the Company is obligated to grant Mr. Taylor an annual equity award with an aggregate minimum value equal to 175% of his base salary. The Employment Agreement is hereby incorporated by reference as set forth in Item 7 below.

As an employee of the Company, the Reporting Person receives 401(k), health and other benefits which are generally available to employees.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Amended and Restated Employment Agreement dated April 27, 2015 between Natural Gas Services Group, Inc. and Stephen C. Taylor (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2015.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021 STEPHEN C. TAYLOR

By: /s/ Stephen C. Taylor